Exhibit 99

News

RiT TECHNOLOGIES TO PROVIDE UP TO $1 MILLION INFRASTRUCTURE
MANAGEMENT SOLUTION FOR EUROPEAN AIRPORT

Tel Aviv, Israel – September 3, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has received a $0.5 million order from an OEM partner in connection with the first stage of an extensive network and infrastructure management project that it is deploying for a large European airport. The full project, which is expected to yield to RiT a total of up to $1 million, is scheduled to be deployed over the next few quarters.

This project extends an ongoing relationship between RiT and the aviation authority in charge of this airport, which began in 1999 when the aviation authority selected RiT’s PatchView™ system as its infrastructure management standard.

The RiT solution features its proprietary intelligent infrastructure management solution and Category 6 and 6A components, together with RiT’s Dashboard for online tracking of key performance indicators (KPI’s). To answer the customer’s needs, RiT developed its new managed Voice Block 110, and integrated the PatchView system with a CAD system. In addition, to enable further customization and integration, the system includes RiT’s advanced SDK (Software Development Kit).

Commenting on the news, Mr. Avi Kovarsky, RiT’s President and CEO, said, “With complex, mission-critical data environments, airports are a natural target market for us. The combination of our technology, our track record and our cooperation with OEM partners qualifies us ideally to address the needs of this rapidly growing market. We intend to leverage this advantage through aggressive joint-marketing efforts with our OEM partners.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il